UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street
Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PRIOR PERIOD CHANGES IN BASIS OF PRESENTATION AND CORRECTION OF ERRORS

During the year ended August 31, 2016, we finalized the purchase price allocation accounting from the prior year, made voluntary presentation changes and made corrections of prior period errors, by adjusting the prior period information. The following tables show the adjustments to our income statement and balance sheet data, key operating data and supplementary financial data for the periods indicated.

For additional information, see our annual report on Form 20-F filed with the SEC on November 29, 2016.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

(in $ millions, except share data)

A. First and Second Quarters of Fiscal 2016

	Three Months Ended November 30, 2015			Three Months Ended February 29, 2016
	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Revenue	244.0	0.2	244.2	243.5	(0.3)	243.2
Cost of sales	(148.0)	(0.1)	(148.1)	(144.8)	(0.1)	(144.9)
Gross Profit	96.0	0.1	96.1	98.7	(0.4)	98.3

Selling, general and administrative expenses	(31.0)	(14.9)	(45.9)	(46.4)	—	(46.4)
Depreciation	(0.2)	—	(0.2)	(0.2)	—	(0.2)
Amortization	(4.6)	—	(4.6)	(4.6)	—	(4.6)
Other (losses)/gains	(0.2)	0.1	(0.1)	6.2	(0.8)	5.4
Exceptional expenses	(2.4)	—	(2.4)	(2.5)	—	(2.5)
Total expenses	(38.4)	(14.8)	(53.2)	(47.5)	(0.8)	(48.3)

Operating profit	57.6	(14.7)	42.9	51.2	(1.2)	50.0

Finance income	1.0	—	1.0	0.7	—	0.7
Finance expense	(16.6)	13.4	(3.2)	(23.6)	—	(23.6)
Net finance expense	(15.6)	13.4	(2.2)	(22.9)	—	(22.9)

Profit before income tax	42.0	(1.3)	40.7	28.3	(1.2)	27.1
Income tax expense	(9.1)	0.7	(8.4)	(6.1)	0.4	(5.7)
Profit for the period	32.9	(0.6)	32.3	22.2	(0.8)	21.4

Profit attributable to:
- Owners of the parent	32.4	(0.6)	31.8	21.8	(0.8)	21.0
- Non-controlling interest	0.5	—	0.5	0.4	—	0.4
Profit for the period	32.9	(0.6)	32.3	22.2	(0.8)	21.4

Earnings per ordinary share (in dollars) (1)
Basic	0.31	(0.00)	0.31	0.21	(0.01)	0.20
Diluted	0.31	(0.00)	0.31	0.21	(0.01)	0.20

(1)         Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended November 30, 3015 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares and 104.1 million ordinary shares, respectively. For the three months ended February 29, 2016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares and 104.1 million ordinary shares, respectively.

B. Third Quarter of Fiscal 2016

	Three Months Ended May 31, 2016 (1)
	As Reported	Adjustments	As Adjusted
Revenue	253.8	(0.3)	253.5
Cost of sales	(152.5)	(0.1)	(152.6)
Gross Profit	101.3	(0.4)	100.9

Selling, general and administrative expenses	(48.5)	—	(48.5)
Depreciation	(0.2)	—	(0.2)
Amortization	(4.6)	—	(4.6)
Other (losses)/gains	(8.5)	(1.6)	(10.1)
Exceptional expenses	(6.1)	—	(6.1)
Total expenses	(67.9)	(1.6)	(69.5)

Operating profit	33.4	(2.0)	31.4

Finance income	0.6	—	0.6
Finance expense	(19.8)	—	(19.8)
Net finance expense	(19.2)	—	(19.2)

Profit before income tax	14.2	(2.0)	12.2
Income tax expense	(10.1)	0.5	(9.6)
Profit for the period	4.1	(1.5)	2.6

Profit attributable to:
- Owners of the parent	3.6	(1.5)	2.1
- Non-controlling interest	0.5	—	0.5
Profit for the period	4.1	(1.5)	2.6

Earnings per ordinary share (in dollars) (1)
Basic	0.04	(0.02)	0.02
Diluted	0.04	(0.02)	0.02

(1)         Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended May 31, 3016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares and 104.1 million ordinary shares, respectively.

C. Nine Months ended May 31, 2016

(Changes in basis of presentation and correction of errors shown separately)

	Nine Months Ended May 31, 2016
	As Reported	Voluntary Changes in Presentation	Correction of Errors	As Adjusted
Revenue	741.3	—	(0.4)	740.9
Cost of sales	(445.3)	—	(0.3)	(445.6)
Gross Profit	296.0	—	(0.7)	295.3

Selling, general and administrative expenses	(125.9)	(14.9)	—	(140.8)
Depreciation	(0.6)	—	—	(0.6)
Amortization	(13.8)	—	—	(13.8)
Other (losses)/gains	(2.5)	0.9	(3.2)	(4.8)
Exceptional expenses	(11.0)	—	—	(11.0)
Total expenses	(153.8)	(14.0)	(3.2)	(171.0)

Operating profit	142.2	(14.0)	(3.9)	124.3

Finance income	2.3	—	—	2.3
Finance expense	(60.0)	14.0	(0.6)	(46.6)
Net finance expense	(57.7)	14.0	(0.6)	(44.3)

Profit before income tax	84.5	—	(4.5)	80.0
Income tax expense	(25.3)	—	1.6	(23.7)
Profit for the period	59.2	—	(2.9)	56.3

Profit attributable to:
- Owners of the parent	57.8	—	(2.9)	54.9
- Non-controlling interest	1.4	—	—	1.4
Profit for the period	59.2	—	(2.9)	56.3

Earnings per ordinary share (in dollars) (1)
Basic	0.56		(0.03)	0.53
Diluted	0.56		(0.03)	0.53

(1)         Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the nine months ended May 31, 3016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares and 104.1 million ordinary shares, respectively.

D. First and Second Quarters of Fiscal 2015

	Three Months Ended November 30, 2014			Three Months Ended February 28, 2015
	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Revenue	151.6	(0.3)	151.3	163.7	(2.0)	161.7
Cost of sales	(92.7)	(0.1)	(92.8)	(96.0)	(0.1)	(96.1)
Gross Profit	58.9	(0.4)	58.5	67.7	(2.1)	65.6

Selling, general and administrative expenses	(30.2)	4.0	(26.2)	(28.2)	0.6	(27.6)
Depreciation	(0.2)	—	(0.2)	(0.2)	—	(0.2)
Amortization	(2.9)	—	(2.9)	(3.2)	—	(3.2)
Other (losses)/gains	—	(5.0)	(5.0)	—	(0.2)	(0.2)
Exceptional expenses	(0.7)	—	(0.7)	(2.0)	—	(2.0)
Total expenses	(34.0)	(1.0)	(35.0)	(33.6)	0.4	(33.2)

Operating profit	24.9	(1.4)	23.5	34.1	(1.7)	32.4

Finance income	0.8	—	0.8	0.5	—	0.5
Finance expense	(7.2)	—	(7.2)	(7.4)	0.7	(6.7)
Net finance expense	(6.4)	—	(6.4)	(6.9)	0.7	(6.2)

Profit before income tax	18.5	(1.4)	17.1	27.2	(1.0)	26.2
Income tax expense	(5.3)	0.5	(4.8)	(7.3)	(0.1)	(7.4)
Profit for the period	13.2	(0.9)	12.3	19.9	(1.1)	18.8

Profit attributable to:
- Owners of the parent	13.2	(0.9)	12.3	19.6	(1.1)	18.5
- Non-controlling interest	—	—	—	0.3	—	0.3
Profit for the period	13.2	(0.9)	12.3	19.9	(1.1)	18.8

Earnings per ordinary share (in dollars) (1)
Basic	0.14	(0.01)	0.13	0.20	(0.01)	0.19
Diluted	0.13	(0.00)	0.13	0.20	(0.01)	0.19

(1)         Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended November 30, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million ordinary shares and 97.8 million ordinary shares, respectively. For the three months ended February 28, 2015 the basic and diluted weighted average ordinary shares outstanding were 97.7 million ordinary shares and 97.8 million ordinary shares, respectively.

E. Third and Fourth Quarters of Fiscal 2015

(See Note 1 to our audited consolidated financial statements included in our annual report on Form 20-F filed with the SEC on November 29, 2016 for a presentation of the nature of the adjustments and their impact on our consolidated income statements for the years ended August 31, 2014 and 2015)

	Three Months Ended May 31, 2015			Three Months Ended August 31, 2015
	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Revenue	169.9	(0.3)	169.6	91.8	(1.3)	90.5
Cost of sales	(101.7)	(0.1)	(101.8)	(65.5)	0.4	(65.1)
Gross Profit	68.2	(0.4)	67.8	26.3	(0.9)	25.4

Selling, general and administrative expenses	(28.1)	(0.2)	(28.3)	(40.5)	(7.2)	(47.7)
Depreciation	(0.2)	—	(0.2)	(0.1)	—	(0.1)
Amortization	(3.5)	—	(3.5)	(4.3)	—	(4.3)
Other (losses)/gains	—	2.2	2.2	(3.0)	18.4	15.4
Exceptional expenses	(1.8)	—	(1.8)	(14.3)	—	(14.3)
Total expenses	(33.6)	2.0	(31.6)	(62.2)	11.2	(51.0)

Operating profit	34.6	1.6	36.2	(35.9)	10.3	(25.6)

Finance income	0.4	—	0.4	1.1	(0.4)	0.7
Finance expense	(9.4)	—	(9.4)	(15.7)	(9.7)	(25.4)
Net finance expense	(9.0)	—	(9.0)	(14.6)	(10.1)	(24.7)

Profit before income tax	25.6	1.6	27.2	(50.5)	0.2	(50.3)
Income tax expense	(7.0)	(0.7)	(7.7)	7.4	—	7.4
Profit for the period	18.6	0.9	19.5	(43.1)	0.2	(42.9)

Profit attributable to:
- Owners of the parent	18.2	0.9	19.1	(43.6)	0.2	(43.4)
- Non-controlling interest	0.4	—	0.4	0.5	—	0.5
Profit for the period	18.6	0.9	19.5	(43.1)	0.2	(42.9)

Earnings per ordinary share (in dollars) (2)
Basic	0.18	0.01	0.19	(0.42)	0.00	(0.42)
Diluted	0.18	0.01	0.19	(0.42)	0.00	(0.42)

(2)         Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.8 million ordinary shares and 98.9 million ordinary shares, respectively. For the three months ended August 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 103.2 million ordinary shares and 103.3 million ordinary shares, respectively.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

(in $ millions)

A. First and Second Quarters of Fiscal 2016

	November 30, 2015			February 29, 2016
	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Non-current assets
Property, plant and equipment	449.9	15.2	465.1	453.6	15.2	468.8
Intangible assets	1,386.9	(13.9)	1,373.0	1,383.5	(13.9)	1,369.6
Investments in joint ventures and associates	0.5	—	0.5	0.5	—	0.5
Derivative financial assets	—	—	—	—	—	—
Trade and other receivables	40.6	(0.5)	40.1	43.2	(0.5)	42.7
Deferred lease expense	—	16.9	16.9	—	16.8	16.8
Deferred tax assets	71.1	7.4	78.5	70.2	7.7	77.9
	1,949.0	25.1	1,974.1	1,951.0	25.3	1,976.3

Current assets
Tax receivable	0.1	—	0.1	1.2	—	1.2
Inventories	—	3.8	3.8	—	3.7	3.7
Trade and other receivables	148.4	(3.6)	144.8	97.6	(3.5)	94.1
Deferred lease expense	—	0.9	0.9	—	0.9	0.9
Cash and cash equivalents (excluding bank overdrafts)	246.8	—	246.8	226.0	—	226.0
	395.3	1.1	396.4	324.8	1.1	325.9
Total assets	2,344.3	26.2	2,370.5	2,275.8	26.4	2,302.2

Current liabilities
Trade and other payables	(123.9)	(1.0)	(124.9)	(157.7)	(1.0)	(158.7)
Other interest-bearing loans and borrowings	(156.3)	—	(156.3)	(150.4)	—	(150.4)
Finance lease liabilities	(3.7)	2.9	(0.8)	(3.7)	2.9	(0.8)
Deferred revenue	(428.9)	0.9	(428.0)	(310.5)	0.6	(309.9)
Deferred gain	—	(0.2)	(0.2)	—	(0.2)	(0.2)
Provisions for other liabilities and charges	(0.0)	—	(0.0)	(0.0)	—	(0.0)
Current tax liabilities	(8.6)	0.6	(8.0)	(10.9)	0.7	(10.2)
	(721.4)	3.2	(718.2)	(633.2)	3.0	(630.2)

Non-current liabilities
Other interest-bearing loans and borrowings	(1,051.6)	—	(1,051.6)	(1,056.6)	—	(1,056.6)
Derivative financial instruments	(3.2)	(19.3)	(22.5)	(3.6)	(20.1)	(23.7)
Finance lease liabilities	(41.7)	(3.4)	(45.1)	(42.9)	(3.4)	(46.3)
Other payables	(57.2)	(0.7)	(57.9)	(56.7)	(0.8)	(57.5)
Deferred revenue	(23.7)	17.6	(6.1)	(23.7)	17.9	(5.8)
Deferred gain	—	(11.6)	(11.6)	—	(11.9)	(11.9)
Retirement benefit obligations	(42.0)	—	(42.0)	(44.0)	—	(44.0)
Provisions for other liabilities and charges	(1.7)	—	(1.7)	(1.5)	—	(1.5)
Deferred tax liabilities	(113.1)	(10.1)	(123.2)	(109.4)	(10.1)	(119.5)
	(1,334.2)	(27.5)	(1,361.7)	(1,338.4)	(28.4)	(1,366.8)
Total liabilities	(2,055.6)	(24.3)	(2,079.9)	(1,971.6)	(25.4)	(1,997.0)

Net assets	288.7	1.9	290.6	304.2	1.0	305.2
Equity attributable to equity holders of the parent
Share capital	1.0	—	1.0	1.0	—	1.0
Share premium	735.4	—	735.4	735.4	—	735.4
Other reserves	6.9	—	6.9	6.9	—	6.9
Currency translation reserve	(77.6)	3.1	(74.5)	(84.5)	3.2	(81.3)
Shareholders’ deficit	(380.9)	(1.7)	(382.6)	(358.9)	(2.7)	(361.6)
	284.8	1.4	286.2	299.9	0.5	300.4
Non-controlling interest	3.9	0.5	4.4	4.3	0.5	4.8
Total shareholders’ funds	288.7	1.9	290.6	304.2	1.0	305.2

B. Third Quarter of Fiscal 2016

	May 31, 2016
	As Reported	Adjustments	As Adjusted
Non-current assets
Property, plant and equipment	299.3	15.2	314.5
Intangible assets	1,374.1	(13.9)	1,360.2
Investments in joint ventures and associates	0.5	—	0.5
Derivative financial assets	0.6	(0.6)	—
Trade and other receivables	42.8	(0.5)	42.3
Deferred lease expense	—	16.7	16.7
Deferred tax assets	73.4	8.0	81.4
	1,790.7	24.9	1,815.6

Current assets
Tax receivable	0.1	—	0.1
Inventories	—	3.6	3.6
Trade and other receivables	227.0	(3.4)	223.6
Deferred lease expense	—	0.9	0.9
Cash and cash equivalents (excluding bank overdrafts)	376.6	—	376.6
	603.7	1.1	604.8
Total assets	2,394.4	26.0	2,420.4

Current liabilities
Trade and other payables	(170.2)	(1.1)	(171.3)
Other interest-bearing loans and borrowings	(147.6)	—	(147.6)
Finance lease liabilities	(3.8)	2.9	(0.9)
Deferred revenue	(383.6)	0.3	(383.3)
Deferred gain	—	(0.2)	(0.2)
Provisions for other liabilities and charges	(0.0)	—	(0.0)
Current tax liabilities	(30.8)	0.8	(30.0)
	(736.0)	2.7	(733.3)

Non-current liabilities
Other interest-bearing loans and borrowings	(1,057.6)	—	(1,057.6)
Derivative financial instruments	(6.6)	(21.0)	(27.6)
Finance lease liabilities	(43.2)	(3.4)	(46.6)
Other payables	(57.4)	(0.7)	(58.1)
Deferred revenue	(31.5)	18.0	(13.5)
Deferred gain	—	(12.0)	(12.0)
Retirement benefit obligations	(48.6)	—	(48.6)
Provisions for other liabilities and charges	(0.9)	—	(0.9)
Deferred tax liabilities	(101.4)	(10.1)	(111.5)
	(1,347.2)	(29.2)	(1,376.4)
Total liabilities	(2,083.2)	(26.5)	(2,109.7)

Net assets	311.2	(0.5)	310.7
Equity attributable to equity holders of the parent
Share capital	1.0	—	1.0
Share premium	735.8	—	735.8
Other reserves	6.9	—	6.9
Currency translation reserve	(80.1)	3.1	(77.0)
Shareholders’ deficit	(357.2)	(4.1)	(361.3)
	306.4	(1.0)	305.4
Non-controlling interest	4.8	0.5	5.3
Total shareholders’ funds	311.2	(0.5)	310.7

C. First and Second Quarters of Fiscal 2015

	November 30, 2014			February 28, 2015
	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Non-current assets
Property, plant and equipment	142.4	—	142.4	149.0	—	149.0
Intangible assets	787.1	(5.2)	781.9	952.3	(5.6)	946.7
Investments in joint ventures and associates	0.5	—	0.5	0.5	—	0.5
Trade and other receivables	12.7	(0.1)	12.6	30.6	(0.1)	30.5
Deferred lease expense	—	17.1	17.1	—	17.1	17.1
Deferred tax assets	17.0	8.1	25.1	19.9	7.9	27.8
	959.7	19.9	979.6	1,152.3	19.3	1,171.6

Current assets
Tax receivable	0.2	—	0.2	0.7	—	0.7
Inventories	—	2.2	2.2	—	2.4	2.4
Trade and other receivables	62.3	(2.2)	60.1	55.2	(2.4)	52.8
Deferred lease expense	—	0.9	0.9	—	0.9	0.9
Cash and cash equivalents (excluding bank overdrafts)	207.5	—	207.5	159.7	—	159.7
	270.0	0.9	270.9	215.6	0.9	216.5
Total assets	1,229.7	20.8	1,250.5	1,367.9	20.2	1,388.1

Current liabilities
Trade and other payables	(75.2)	—	(75.2)	(193.9)	(0.5)	(194.4)
Other interest-bearing loans and borrowings	(113.6)	—	(113.6)	(115.8)	—	(115.8)
Finance lease liabilities	(0.0)	—	—	(0.0)	—	—
Deferred revenue	(230.1)	7.1	(223.0)	(183.8)	6.8	(177.0)
Provisions for other liabilities and charges	(0.4)	—	(0.4)	(0.7)	—	(0.7)
Current tax liabilities	(2.8)	0.1	(2.7)	(7.7)	0.2	(7.5)
	(422.1)	7.2	(414.9)	(501.9)	6.5	(495.4)

Non-current liabilities
Other interest-bearing loans and borrowings	(498.5)	—	(498.5)	(497.1)	—	(497.1)
Derivative financial instruments	—	(21.0)	(21.0)	—	(20.7)	(20.7)
Finance lease liabilities	(0.0)	—	—	(0.0)	—	—
Other payables	(43.2)	(0.1)	(43.3)	(77.5)	(0.3)	(77.8)
Retirement benefit obligations	(23.9)	—	(23.9)	(26.1)	—	(26.1)
Provisions for other liabilities and charges	(1.3)	—	(1.3)	(1.3)	—	(1.3)
Deferred tax liabilities	(42.8)	(5.5)	(48.3)	(61.8)	(5.5)	(67.3)
	(609.7)	(26.6)	(636.3)	(663.8)	(26.5)	(690.3)
Total liabilities	(1,031.8)	(19.4)	(1,051.2)	(1,165.7)	(20.0)	(1,185.7)

Net assets	197.9	1.4	199.3	202.2	0.2	202.4
Equity attributable to equity holders of the parent
Share capital	1.0	—	1.0	1.0	—	1.0
Share premium	597.1	—	597.1	597.1	—	597.1
Other reserves	11.5	—	11.5	11.5	—	11.5
Currency translation reserve	(9.9)	1.9	(8.0)	(23.4)	1.9	(21.5)
Shareholders’ deficit	(401.8)	(1.0)	(402.8)	(384.0)	(2.2)	(386.2)
	197.9	0.9	198.8	202.2	(0.3)	201.9
Non-controlling interest	—	0.5	0.5	0.0	0.5	0.5
Total shareholders’ funds	197.9	1.4	199.3	202.2	0.2	202.4

D. Third and Fourth Quarters of Fiscal 2015

(See Note 1 to our audited consolidated financial statements included in our annual report on Form 20-F filed with the SEC on November 29, 2016 for a presentation of the nature of the adjustments and their impact on our consolidated balance sheet data as of August 31, 2015 and 2014)

	May 31, 2015			August 31, 2015
	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Non-current assets
Property, plant and equipment	148.4	—	148.4	449.7	15.2	464.9
Intangible assets	950.7	(5.6)	945.1	1,415.5	(13.0)	1,402.5
Investments in joint ventures and associates	0.5	—	0.5	0.5	—	0.5
Derivative financial assets	—	—	—	—	—	—
Trade and other receivables	34.9	(0.2)	34.7	37.9	(0.5)	37.4
Deferred lease expense	—	17.1	17.1	—	17.1	17.1
Deferred tax assets	19.1	7.2	26.3	70.4	7.1	77.5
	1,153.6	18.5	1,172.1	1,974.0	25.9	1,999.9

Current assets
Tax receivable	0.6	—	0.6	1.2	—	1.2
Inventories	—	2.5	2.5	—	4.5	4.5
Trade and other receivables	51.9	(2.5)	49.4	131.1	(4.3)	126.8
Deferred lease expense	—	0.9	0.9	—	0.9	0.9
Cash and cash equivalents (excluding bank overdrafts)	213.0	—	213.0	317.0	(0.4)	316.6
	265.5	0.9	266.4	449.3	0.7	450.0
Total assets	1,419.1	19.4	1,438.5	2,423.3	26.6	2,449.9

Current liabilities
Trade and other payables	(51.3)	(0.5)	(51.8)	(170.9)	0.2	(170.7)
Other interest-bearing loans and borrowings	(100.1)	—	(100.1)	(98.3)	—	(98.3)
Finance lease liabilities	(0.0)	—	—	(3.7)	2.9	(0.8)
Deferred revenue	(204.0)	6.5	(197.5)	(518.8)	0.6	(518.2)
Deferred gain	—	—	—	—	(0.2)	(0.2)
Provisions for other liabilities and charges	(0.3)	—	(0.3)	(0.0)	—	(0.0)
Current tax liabilities	(10.5)	0.2	(10.3)	(2.9)	0.2	(2.7)
	(366.2)	6.2	(360.0)	(794.6)	3.7	(790.9)

Non-current liabilities
Other interest-bearing loans and borrowings	(640.1)	—	(640.1)	(1,066.3)	—	(1,066.3)
Derivative financial instruments	—	(18.7)	(18.7)	(3.0)	(18.6)	(21.6)
Finance lease liabilities	(0.0)	—	—	(44.6)	(3.4)	(48.0)
Other payables	(81.1)	(0.3)	(81.4)	(45.7)	(3.9)	(49.6)
Deferred revenue	—	—	—	(27.4)	20.4	(7.0)
Deferred gain	—	—	—	—	(12.4)	(12.4)
Retirement benefit obligations	(27.6)	—	(27.6)	(46.6)	—	(46.6)
Provisions for other liabilities and charges	(1.2)	—	(1.2)	(1.7)	—	(1.7)
Deferred tax liabilities	(59.2)	(5.5)	(64.7)	(114.1)	(10.2)	(124.3)
	(809.2)	(24.5)	(833.7)	(1,349.4)	(28.1)	(1,377.5)
Total liabilities	(1,175.4)	(18.3)	(1,193.7)	(2,144.0)	(24.4)	(2,168.4)

Net assets	243.7	1.1	244.8	279.3	2.2	281.5
Equity attributable to equity holders of the parent
Share capital	1.0	—	1.0	1.0	—	1.0
Share premium	618.0	—	618.0	735.2	—	735.2
Other reserves	12.9	—	12.9	6.9	—	6.9
Currency translation reserve	(22.5)	1.9	(20.6)	(53.7)	2.9	(50.8)
Shareholders’ deficit	(366.2)	(1.3)	(367.5)	(414.0)	(1.2)	(415.2)
	243.2	0.6	243.8	275.4	1.7	277.1
Non-controlling interest	0.5	0.5	1.0	3.9	0.5	4.4
Total shareholders’ funds	243.7	1.1	244.8	279.3	2.2	281.5

KEY OPERATING DATA

The following tables present revenue per FTE by region for the periods indicated after giving effect to the adjustments described above.

	Three Months Ended
	November 30, 2015	February 29, 2016	May 31, 2016

Revenue per FTE (in $ thousands)
China	9.6	9.3	9.6
Europe	9.5	8.9	9.2
Middle East	4.8	4.9	4.9
Southeast Asia	4.7	4.9	4.9
North America	7.0	7.0	7.2
Total	7.1	7.0	7.1

	Three Months Ended
	November 30, 2014	February 28, 2015	May 31, 2015	August 31, 2015

Revenue per FTE (in $ thousands)
China	10.2	9.9	10.0	4.9
Europe	8.6	8.2	8.0	4.0
Middle East	4.6	4.7	4.8	1.6
Southeast Asia	4.9	4.8	5.0	2.4
North America	7.6	7.7	7.7	6.3
Total	7.4	7.1	7.0	3.6

SUPPLEMENTARY FINANCIAL DATA

The following tables present supplementary financial data for the periods indicated after giving effect to the adjustments described above.

	Three Months Ended
$ millions	November 30, 2015	February 29, 2016	May 31, 2016

Revenue (segment)
Premium schools
China	55.3	54.0	56.5
Europe	61.8	59.1	63.5
Middle East	25.2	25.9	25.8
Southeast Asia	34.7	36.3	37.6
North America	66.1	66.8	68.8
Total Premium Schools	243.1	242.1	252.2
Other	1.1	1.1	1.3
Total Revenue	244.2	243.2	253.5

Adjusted EBITDA (segment)

Premium Schools
China	23.3	23.5	24.6
Europe	14.5	13.3	15.3
Middle East	5.5	6.1	6.0
Southeast Asia	10.4	12.0	11.9
North America	20.1	22.6	21.9
Total Premium Schools	73.8	77.5	79.7
Other	(0.2)	0.0	0.2
Central and regional expenses	(9.4)	(10.6)	(10.4)
Adjusted EBITDA	64.2	66.9	69.5
Adjusted Net Income/(Loss)	25.9	27.7	28.5

	Three Months Ended
$ millions	November 30, 2014	February 28, 2015	May 31, 2015	August 31, 2015

Revenue (segment)
Premium schools
China	52.4	51.7	53.1	26.0
Europe	39.3	38.1	37.4	18.5
Middle East	19.4	20.7	21.2	7.3
Southeast Asia	15.5	26.4	33.6	16.1
North America	21.1	21.6	21.9	18.0
Total Premium Schools	147.7	158.5	167.2	85.9
Other	3.6	3.2	2.4	4.6
Total Revenue	151.3	161.7	169.6	90.5

Adjusted EBITDA (segment)

Premium Schools
China	24.0	24.4	25.6	10.6
Europe	7.6	8.0	7.5	(6.2)
Middle East	3.4	4.5	4.3	(3.2)
Southeast Asia	4.7	8.6	10.3	3.4
North America	7.6	7.5	8.2	(0.3)
Total Premium Schools	47.3	53.0	55.9	4.3
Other	0.6	0.2	0.2	0.5
Central and regional expenses	(7.4)	(7.3)	(6.6)	(10.0)
Adjusted EBITDA	40.5	45.9	49.5	(5.2)
Adjusted Net Income/(Loss)	18.9	23.0	22.9	(23.2)

We use EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share as supplemental financial measures of our operating performance. We define EBITDA as profit for the period plus income tax expense, net financing expense, exceptional items, other losses/(gains), impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share presented herein may not be comparable to similarly titled measures presented by other companies.

RECONCILIATION OF EBITDA, ADJUSTED EBITDA, ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER ORDINARY SHARES

A. First and Second Quarters of Fiscal 2016

	Three Months Ended November 30, 2015			Three Months Ended February 29, 2016
(Unaudited) $ millions	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted

Profit/(Loss) for the period	32.9	(0.6)	32.3	22.2	(0.8)	21.4
Income tax expense	9.1	(0.7)	8.4	6.1	(0.4)	5.7
Net financing expense	15.6	(13.4)	2.2	22.9	—	22.9
Exceptional items(1)	2.4	—	2.4	2.5	—	2.5
Other losses/(gains)(2)	0.2	(0.1)	0.1	(6.2)	0.8	(5.4)
Amortization	4.6	—	4.6	4.6	—	4.6
Depreciation	0.2	—	0.2	0.2	—	0.2
Depreciation in Cost of Sales	11.8	—	11.8	11.0	—	11.0
EBITDA	76.8	(14.8)	62.0	63.3	(0.4)	62.9

Loss/(gain) on disposal of property, plant and equipment(3)	(0.0)	—	(0.0)	0.0	—	0.0
FX loss/(gain)	(14.9)	14.9	—	—	—	—
Share based payments(4)	1.6	—	1.6	1.6	—	1.6
Greenfield pre-opening costs(5)	0.3	—	0.3	1.7	—	1.7
Rollout of Juilliard Program(6)	0.3	—	0.3	0.9	—	0.9
Rollout of MIT collaboration(7)	—	—	—	—	—	—
Global campus expedition facility(8)	—	—	—	—	—	—
China expat taxes(9)	—	—	—	—	—	—
Other	—	—	—	(0.2)	—	(0.2)
Adjusted EBITDA	64.1	0.1	64.2	67.3	(0.4)	66.9

Depreciation	(12.0)	—	(12.0)	(11.2)	—	(11.2)
Net Financing Expense	(15.6)	13.4	(2.2)	(22.9)	—	(22.9)
Financing Expense Adjustments(10)	—	(14.0)	(14.0)	6.0	—	6.0
Income Tax (Credit)/Expense	(9.1)	0.7	(8.4)	(6.1)	0.4	(5.7)
Tax Adjustments(11)	(0.6)	(0.6)	(1.2)	(4.7)	(0.3)	(5.0)
Non-Controlling Interest	(0.5)	—	(0.5)	(0.4)	—	(0.4)
Adjusted Net Income	26.3	(0.4)	25.9	28.0	(0.3)	27.7

Adjusted earnings per ordinary share(12) (in $)
Basic	0.25	(0.00)	0.25	0.27	(0.00)	0.27
Diluted	0.25	(0.00)	0.25	0.27	(0.00)	0.27

B. Third Quarter of Fiscal 2016

	Three Months Ended May 31, 2016
(Unaudited) $ millions	As Reported	Adjustments	As Adjusted

Profit/(Loss) for the period	4.1	(1.5)	2.6
Income tax expense	10.1	(0.5)	9.6
Net financing expense	19.2	—	19.2
Exceptional items(1)	6.1	—	6.1
Other losses/(gains)(2)	8.5	1.6	10.1
Amortization	4.6	—	4.6
Depreciation	0.2	—	0.2
Depreciation in Cost of Sales	12.4	—	12.4
EBITDA	65.2	(0.4)	64.8

Loss/(gain) on disposal of property, plant and equipment(3)	(0.6)	—	(0.6)
FX loss/(gain)	—	—	—
Share based payments(4)	1.5	—	1.5
Greenfield pre-opening costs(5)	1.7	—	1.7
Rollout of Juilliard Program(6)	0.5	—	0.5
Rollout of MIT collaboration(7)	0.4	—	0.4
Global campus expedition facility(8)	0.9	—	0.9
China expat taxes(9)	—	—	—
Other	0.3	—	0.3
Adjusted EBITDA	69.9	(0.4)	69.5

Depreciation	(12.6)	—	(12.6)
Net Financing Expense	(19.2)	—	(19.2)
Financing Expense Adjustments(10)	2.0	—	2.0
Income Tax (Credit)/Expense	(10.1)	0.5	(9.6)
Tax Adjustments(11)	(0.7)	(0.4)	(1.1)
Non-Controlling Interest	(0.5)	—	(0.5)
Adjusted Net Income	28.8	(0.3)	28.5

Adjusted earnings per ordinary share(12) (in $)
Basic	0.28	(0.01)	0.27
Diluted	0.28	(0.01)	0.27

C. First and Second Quarters of Fiscal 2015

	Three Months Ended November 30, 2014			Three Months Ended February 28, 2015
(Unaudited) $ millions	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted

Profit for the period	13.2	(0.9)	12.3	19.9	(1.1)	18.8
Income tax expense	5.3	(0.5)	4.8	7.3	0.1	7.4
Net financing expense	6.4	—	6.4	6.9	(0.7)	6.2
Exceptional items(1)	0.7	—	0.7	2.0	—	2.0
Other losses/(gains)(2)	—	5.0	5.0	—	0.2	0.2
Amortization	2.9	—	2.9	3.2	—	3.2
Depreciation	0.2	—	0.2	0.2	—	0.2
Depreciation in Cost of Sales	7.4	—	7.4	7.0	—	7.0
EBITDA	36.1	3.6	39.7	46.5	(1.5)	45.0

Loss/(gain) on disposal of property, plant and equipment(3)	0.2	—	0.2	0.1	—	0.1
FX loss/(gain)	4.0	(4.0)	—	0.6	(0.6)	—
Share based payments(4)	0.6	—	0.6	0.7	—	0.7
Greenfield pre-opening costs(5)	—	—	—	—	—	—
Rollout of Juilliard Program(6)	—	—	—	—	—	—
Rollout of MIT collaboration(7)	—	—	—	—	—	—
Global campus expedition facility(8)	—	—	—	—	—	—
China expat taxes(9)	—	—	—	—	—	—
Other	—	—	—	0.1	—	0.1
Adjusted EBITDA	40.9	(0.4)	40.5	48.0	(2.1)	45.9

Depreciation	(7.6)	—	(7.6)	(7.2)	—	(7.2)
Net Financing Expense	(6.4)	—	(6.4)	(6.9)	0.7	(6.2)
Financing Expense Adjustments(10)	—	—	—	—	—	—
Income Tax Expense	(5.3)	0.5	(4.8)	(7.3)	(0.1)	(7.4)
Tax Adjustments(11)	(2.4)	(0.4)	(2.8)	(2.3)	0.5	(1.8)
Non-Controlling Interest	—	—	—	(0.3)	—	(0.3)
Adjusted Net Income	19.2	(0.3)	18.9	24.0	(1.0)	23.0

Adjusted earnings per ordinary share(12) (in $)
Basic	0.20	(0.01)	0.19	0.25	(0.02)	0.23
Diluted	0.20	(0.01)	0.19	0.25	(0.02)	0.23

D. Third and Fourth Quarters of Fiscal 2015

	Three Months Ended May 31, 2015			Three Months Ended August 31, 2015
(Unaudited) $ millions	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted

Profit/(Loss) for the period	18.6	0.9	19.5	(43.1)	0.2	(42.9)
Income tax expense	7.0	0.7	7.7	(7.4)	—	(7.4)
Net financing expense	9.0	—	9.0	14.6	10.1	24.7
Exceptional items(1)	1.8	—	1.8	14.3	—	14.3
Other losses/(gains)(2)	—	(2.2)	(2.2)	3.0	(18.4)	(15.4)
Amortization	3.5	—	3.5	4.3	—	4.3
Depreciation	0.2	—	0.2	0.1	—	0.1
Depreciation in Cost of Sales	7.7	—	7.7	11.8	—	11.8
EBITDA	47.8	(0.6)	47.2	(2.4)	(8.1)	(10.5)

Loss/(gain) on disposal of property, plant and equipment(3)	0.1	—	0.1	(0.1)	—	(0.1)
FX loss/(gain)	(0.2)	0.2	—	(8.3)	8.3	—
Share based payments(4)	0.9	—	0.9	0.6	(0.5)	0.1
Greenfield pre-opening costs(5)	—	—	—	4.0	—	4.0
Rollout of Juilliard Program(6)	0.2	—	0.2	0.5	—	0.5
Rollout of MIT collaboration(7)	—	—	—	—	—	—
Global campus expedition facility(8)	—	—	—	—	—	—
China expat taxes(9)	1.1	—	1.1	—	—	—
Other	0.0	—	0.0	0.6	0.2	0.8
Adjusted EBITDA	49.9	(0.4)	49.5	(5.1)	(0.1)	(5.2)

Depreciation	(7.9)	—	(7.9)	(11.9)	—	(11.9)
Net Financing Expense	(9.0)	—	(9.0)	(14.6)	(10.1)	(24.7)
Financing Expense Adjustments(10)	—	—	—	—	9.7	9.7
Income Tax (Credit)/Expense	(7.0)	(0.7)	(7.7)	7.4	—	7.4
Tax Adjustments(11)	(2.4)	0.8	(1.6)	1.8	0.2	2.0
Non-Controlling Interest	(0.4)	—	(0.4)	(0.5)	—	(0.5)
Adjusted Net Income	23.2	(0.3)	22.9	(22.9)	(0.3)	(23.2)

Adjusted earnings per ordinary share(12) (in $)
Basic	0.24	(0.01)	0.23	(0.22)	(0.00)	(0.23)
Diluted	0.23	(0.00)	0.23	(0.22)	(0.00)	(0.23)

E. Fiscal 2015

	Twelve Months Ended August 31, 2015
(Unaudited) $ millions	As Reported	Adjustments	As Adjusted

Profit/(Loss) for the period	8.6	(0.9)	7.7
Income tax expense	12.2	0.3	12.5
Net financing expense	36.9	9.4	46.3
Exceptional items(1)	18.8	—	18.8
Other losses/(gains)(2)	3.0	(15.4)	(12.4)
Amortization	13.9	—	13.9
Depreciation	0.7	—	0.7
Depreciation in Cost of Sales	33.9	—	33.9
EBITDA	128.0	(6.6)	121.4

Loss/(gain) on disposal of property, plant and equipment(3)	0.3	—	0.3
FX loss/(gain)	(3.9)	3.9	—
Share based payments(4)	2.8	(0.5)	2.3
Greenfield pre-opening costs(5)	4.0	—	4.0
Rollout of Juilliard Program(6)	0.7	—	0.7
Rollout of MIT collaboration(7)	—	—	—
Global campus expedition facility(8)	—	—	—
China expat taxes(9)	1.1	—	1.1
Other	0.7	0.2	0.9
Adjusted EBITDA	133.7	(3.0)	130.7

Depreciation	(34.6)	—	(34.6)
Net Financing Expense	(36.9)	(9.4)	(46.3)
Financing Expense Adjustments(10)	—	9.7	9.7
Income Tax (Credit)/Expense	(12.2)	(0.3)	(12.5)
Tax Adjustments(11)	(5.3)	1.1	(4.2)
Non-Controlling Interest	(1.2)	—	(1.2)
Adjusted Net Income	43.5	(1.9)	41.6

Adjusted earnings per ordinary share(12) (in $)
Basic	0.44	(0.02)	0.42
Diluted	0.44	(0.02)	0.42

(1)                   Exceptional expenses primarily relate to the acquisition of schools, including associated transaction and integration costs.

(2)                   Represents the fair value gains and losses on our various put/call options, an embedded lease derivative at our Chicago South Loop school and unrealized foreign exchange movements on our intercompany loans.

(3)                   Represents loss on disposal of property, plant and equipment associated with the termination of learning services contracts and the closure of associated offices in the UK.

(4)                   Represents non-cash charges associated with equity investments in our company by members of management.

(5)                   Includes the pre-opening costs associated with the planned opening of various greenfield schools.

(6)                   Represents the costs associated with the initial roll-out of The Juilliard-Nord Anglia Performing Arts Program, which commenced in ten schools in September 2015.

(7)                   Represents the costs associated with the initial roll-out of the MIT collaboration, which we launched in September 2016.

(8)                   Represents the costs associated with the establishment of a new leadership expedition facility in Switzerland as part of Global Campus.

(9)                   Represents costs associated with expatriate taxes levied on teacher salaries relating to the period prior to the year ended August 31, 2014.

(10)            Adjustment for unrealized foreign exchange gain/(loss) arising from the revaluation of the CHF200.0 million senior secured notes to US dollar.

(11)            Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income.

(12)            Adjusted earnings per ordinary share is calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three ended November 30, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million ordinary shares and 97.8 million ordinary shares, respectively. For the three months ended February 28, 2015 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the three months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.8 million and 98.9 million, respectively. For the three months ended August 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 103.2 million and 103.3 million ordinary shares, respectively. For the three months ended November 30, 2015 the basic and diluted weighted average ordinary shares outstanding were 104.1 million. For the three months ended February 29, 2016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million. For the three months ended May 31, 2016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million. For the twelve months ended August 31, 2016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

	By:	/s/ Graeme Halder
	Name:	Graeme Halder
	Title:	Director and Chief Financial Officer

Date: November 29, 2016